EXHIBIT 12

Calculation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

        The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

	Year Ended December 31,		Year Ended December 31,			Nine Months Ended
	1998	1999	2000	2001	2002	September 30, 2003
	(unaudited)					(unaudited)
Earnings (losses):
Income (loss) before provision for (benefit
of) income taxes, cumulative effect of
accounting changes	$19,750	$(26,368)	$(7,315)	$(30,448)	$(120,268)	$(279,458)
Add:
Interest expense	7,241	9,998	6,453	3,783	1,312	2,330
Operating lease interest	6,215	8,183	10,104	13,125	11,627	9,213

Total earnings (losses) available for fixed
charges	$33,206	$(8,187)	$9,242	$(13,540)	$(107,329)	$(267,915)
Fixed charges
Interest expense	$7,241	$9,998	$6,453	$3,783	$1,312	$2,330
Operating lease interest	6,215	8,183	10,104	13,125	11,627	9,213

Total fixed charges	$13,456	$18,181	$16,557	$16,908	$12,939	$11,543
Ratios of earnings to fixed charges (a)	2.5	--	0.6	--	--	--

(a)	The earnings for the years ended December 31, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2003 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 1999, 2000, 2001 and 2002 were (in thousands): $26,368, $7,315, $30,448 and $120,268, respectively. The coverage deficiency for the nine months ended September 30, 2003 was $279,458.